UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

FOR IMMEDIATE RELEASE

Harmony Gold Clarifies: Entitlement of Gold Fields shareholders who accept the early settlement offer to any increase in the consideration offered under the subsequent offer

JOHANNESBURG, SOUTH AFRICA — November 24, 2004 – Harmony Gold (NYSE: “HMY”; JSE: “HAR”) wishes to confirm that, in the event that Harmony were to increase the consideration to be offered under the subsequent offer after the early settlement closing date, those Gold Fields (NYSE: “GFI”; JSE: “GFI”) shareholders who had already accepted the early settlement offer (“accepting shareholders”) and received the offer consideration due under the early settlement offer would remain entitled to receive the full benefit of any increase by Harmony of the consideration offered under the subsequent offer (“top up consideration”), regardless of whether the accepting shareholders had subsequently disposed of their Harmony consideration shares.

Accepting shareholders would be unconditionally entitled to the top up consideration irrespective of whether the subsequent offer becomes or is declared unconditional. The top up consideration would be payable to accepting shareholders as soon as reasonably practicable following the announcement of any increase in the consideration offered under the subsequent offer and compliance with applicable laws and regulatory requirements, including the effective registration of the additional Harmony consideration shares comprising the top up consideration under the U.S. Securities Act of 1933. Harmony believes that the top up consideration would be paid in advance of expiration of the subsequent offer.

Accept the Harmony early settlement offer today

Issued by (direct line, mobile, email):

Harmony Gold
Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

South Africa - Beachhead Media & Investor Relations
Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709	patrick@bmsa.co.za

United Kingdom – Financial Dynamics Business Communications
Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013
charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc
Daniel Burch	+212 929 5500
proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

In connection with the proposed acquisition of Gold Fields, Harmony has filed with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 (File no: 333-119880), which includes a final prospectus relating to the offer, and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement, the final prospectus and related exchange offer materials, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to the prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 24, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer